United States securities and exchange commission logo





                               July 29, 2022

       Zhuoqin Huang
       Chief Executive Officer
       Pop Culture Group Co., Ltd
       3rd Floor, No. 168 Fengqi Road
       Jimei District, Xiamen City, Fujian Province
       The People   s Republic of China

                                                        Re: Pop Culture Group
Co., Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed July 14, 2022
                                                            File No. 333-266130

       Dear Mr. Huang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Cover Page

   1. Please amend your disclosure here and in the risk factors to state that, to the extent cash in the business is in the
PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund
operations or for other use outside of the PRC/Hong Kong due to interventions in or the
imposition of restrictions and limitations on the ability of you, your subsidiaries, or the
VIE by the PRC government to transfer cash. In this regard, we note the sixteenth paragraph
contains comparable disclosure but limits the discussion to
                                                        "mainland China."
Please revise as applicable.
 Zhuoqin Huang
FirstName
Pop CultureLastNameZhuoqin
            Group Co., Ltd Huang
Comapany
July       NamePop Culture Group Co., Ltd
     29, 2022
July 29,
Page  2 2022 Page 2
FirstName LastName
Prospectus Summary, page 1

2. Please revise your graphic on page 1 so that the text is legible. Additionally, with respect to the VIE, please revise to use dashed lines without any arrows. Summary of Risk Factors, page 8

3. We note your disclosure regarding the Draft Rules Regarding Overseas Listings. Please
         amend your disclosure to expand your discussion of the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers beyond the Draft Rules Regarding Overseas
Listings.
Permissions Required from PRC Authorities, page 14

4. Please state whether you, your subsidiaries, or the VIE are covered by permission or approval requirements from any governmental agency that is required to approve the
         VIE   s operations, and state affirmatively whether you have received all requisite
         permissions or approvals to operate and whether any permissions or approvals have been denied. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained.
General

5. We note that you separately define "mainland China." Please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how Hong Kong differs from
         PRC law. Additionally, please balance your disclosure with a discussion of the possible ramifications if your Hong Kong subsidiary did become subject to PRC laws/authorities, including that it could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue its current business operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.
 Zhuoqin Huang
Pop Culture Group Co., Ltd
July 29, 2022
Page 3

                                          Sincerely,
FirstName LastNameZhuoqin Huang
                                          Division of Corporation Finance
Comapany NamePop Culture Group Co., Ltd
                                          Office of Trade & Services
July 29, 2022 Page 3
cc:       Ying Li
FirstName LastName